May 30, 2013

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Virtus Opportunities Trust

(Virtus International Equity Fund)

CIK 0001005020

(File No. 811-07455)

Ladies and Gentlemen:

This letter sets forth responses to oral comments received from Anu Dubey of the staff of the Securities and Exchange Commission (the “SEC”) on May 24, 2013, pertaining to the preliminary proxy statement on Schedule 14A that was filed by Virtus Opportunities Trust (the “Registrant”) on behalf of Virtus International Equity Fund on May 15, 2013. Where noted, changes, as applicable, have been made to the proxy statement.

Set forth below is each comment and the Trust’s response thereto.

1.	Comment:	On page 4 in the first full paragraph, please explain what “a Cash Flow Return on Capital approach” means.

	Response:	The following information has been added as clarification:

“(which focuses on adjusted cash flows to measure a company’s adjusted earnings rather than accrual accounting returns)”

2.	Comment:	On page 5, the section New Subadvisory Agreement contains a statement that the new subadvisory agreement is substantially similar to the previous agreement except for “certain other exceptions.” Please confirm that all material differences are explained in the document.

	Response:	The Registrant confirms that all material differences are explained in the document to shareholders, and any differences not described are non-material clarifying phrases.

EDGAR Operations Branch

May 30, 2013

3.	Comment:	On page 7 in the section More Information about the Subadviser, please state the name and address of each parent, as required under Item 22(c)(3) of Schedule 14A.

	Response:	Requested information has been added.

4.	Comment:	On page 11 in the Basis for the Board’s Recommendation, please highlight any differences in the strategies or risks of the Fund after the change in subadviser. The first paragraph in the column under Pyrford states “the fund intends to diversify its investments among countries and sectors” and the last paragraph references “very low absolute volatility and excellent downside protection,” which do not appear in the column of the new subadviser.

	Response:	The second paragraph in the Basis for the Board’s Recommendation states that there will be no change to the principal risks of investing in the Fund, and that, other than the intent to invest using ADRs, the investment strategies will remain similar to those used by Pyrford. While the detail in the description of the investment strategies differs, the Registrant confirms there will be no material differences in the risks or how the Fund will be managed under the new subadviser.

5.	Comment:	On page 11 in the Basis for the Board’s Recommendation, the last sentence in the first full paragraph in the column under Pyrford should remain in effect under the new subadviser because there is no change in the name of the Fund.

	Response:	The statement has been added to the description of the investment strategies of the Fund under the new subadviser.

6.	Comment:	On page 13 in the second bullet point, please explain whether the Board relied upon a comparison of the services to be rendered and the amounts to be paid under the agreement with those under other advisory contracts, as required under Items 22(c)(10) and (11)(i) of Schedule 14A.

	Response:	Requested disclosure has been added at the end of the section to explain that the Board did not rely upon a comparison of services rendered or amounts paid under other contracts because the advisory and subadvisory fees would be unchanged from what they were when Pyrford served as the Fund’s subadviser.

EDGAR Operations Branch

May 30, 2013

7.	Comment:	Please disclose whether the Board considered Euclid’s status as an affiliate of VIA and any benefits that may accrue to VIA from Euclid’s appointment as subadviser.

	Response:	Requested disclosure has been added that the Board did not consider Euclid’s status as an affiliate of Virtus to be a material factor because the advisory and subadvisory fees would be unchanged from what they were when Pyrford served as the Fund’s subadviser.

8.	Comment:	On page 14 in the section Share Ownership Information in the last column heading, please add “of Class” to the column heading titled Percent.

	Response:	The requested information has been added.

9.	Comment:	Please add the security ownership information for the executive officers and directors of the Fund, as required under Section 403(b) of Regulation S-K and Item 6(d) of Schedule 14A.

	Response:	The requested information has been added.

10.	Comment:	Please describe the information required under Item 23 of Schedule 14A for the delivery of documents to security holders sharing an address.

	Response:	The Registrant delivers documents to individual shareholders that share an address, so no additional disclosure has been added.

11.	Comment:	Please include the Tandy representations

	Response:	The requested disclosure has been provided below.

*        *        *

In connection with this filing, the Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced registration statement; (2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and (3) the Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

EDGAR Operations Branch

May 30, 2013

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

Sincerely,

/s/ Arie Heijkoop, Jr.
Arie Heijkoop, Jr.

cc:	Kevin J. Carr, Esq.

Ann Flood